AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BELL MICROPRODUCTS INC.

I

The name of this corporation is Bell Microproducts Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

This corporation is authorized to issue only one class of shares of stock to be designated “Common Stock,” and the total number of shares which this corporation is authorized to issue is 1,000, par value $0.01 per share.

IV

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) of this corporation through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise in excess of that permitted by Section 317 of the California Corporations Code to the fullest extent permissible under California law, subject to the limits set forth in Section 204 of the California Corporations Code.

VI

Any repeal or modification of the provisions of Article IV or Article V above by the shareholders of this corporation shall not adversely affect any right of indemnification or limitation of liability of an agent of this corporation relating to acts or omissions occurring prior to such repeal or modification.